Exhibit (a)(1)(iv)

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

To Our Stockholders:

We are pleased to inform you that LifeCell Corporation (“LifeCell”) has entered into a definitive agreement (the “Merger Agreement”) with Kinetic Concepts, Inc. (“KCI”) to be acquired by a wholly owned KCI subsidiary (“Purchaser”) for $51.00 per share in cash.

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for all of the outstanding shares of LifeCell at a cash purchase price of $51.00 per share. Accompanying this letter is (i) a copy of LifeCell’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated April 21, 2008, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on May 16, 2008.

If successful, the tender offer will be followed by the merger of Purchaser into LifeCell. In this merger, all non-tendered shares of common stock will be converted into the right to receive the same cash payment as in the tender offer, which is $51.00 net per share in cash, without interest.

The Board of Directors of LifeCell has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of LifeCell’s stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF LIFECELL UNANIMOUSLY RECOMMENDS THAT LIFECELL STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF DELAWARE LAW.

In arriving at its recommendations, LifeCell’s Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that LifeCell has filed with the Securities and Exchange Commission. These factors include the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), the financial advisor retained by the Board of Directors of LifeCell, to the effect that the cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the Merrill Lynch Opinion is attached as Annex A to the Schedule 14D-9.

The management and directors of LifeCell thank you for the support you have given LifeCell and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Sincerely,

Paul G. Thomas
President, Chief Executive Officer and Chairman of the Board of Directors